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                                                     Filing pursuant to Rule 425
                                                under the Securities Act of 1933
                                       and deemed filing pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                               Filing by:  Data Dimensions, Inc.
                                 Subject Company:  Lionbridge Technologies, Inc.
                       SEC File No. of Lionbridge Technologies, Inc.:  000-26933

Set forth below is a press release issued jointly by Lionbridge Technologies, Inc. and Data Dimensions, Inc. on March 8, 2001

FOR IMMEDIATE RELEASE

Contacts:
Cathy Maloney                               Jim McLendon
Lionbridge Technologies                     Data Dimensions, Inc.
(781) 434-6010                              (425) 468-1158
cathy_maloney@lionbridge.com                jim-mclendon@data-dimensions.com


LIONBRIDGE TECHNOLOGIES TO ACQUIRE DATA DIMENSIONS, INC.

Combination With Lionbridge's VeriTest Will Create Industry's Most Comprehensive Global Software Certification and Outsource Testing Business

WALTHAM, MASS. -- MARCH 8, 2001 -- Lionbridge Technologies, Inc. (Nasdaq: LIOX), a provider of software testing services and global deployment solutions and Data Dimensions, Inc. (Nasdaq: DDIM) of Bellevue, WA, a leading provider of quality assurance and testing services have announced that they have signed a definitive agreement whereby Lionbridge will acquire Data Dimensions. The transaction will be accretive to Lionbridge.

        This acquisition will create one of the most comprehensive software certification and outsourced software test organizations in the industry. Data Dimensions offers expertise in four main areas: software testing, quality assurance consulting services, on-site training for test planning, and application development and maintenance services. The combined services organization will maintain six labs in the US and five labs overseas, offering global software publishers rapid confirmation of their products' capabilities and interoperability in the US and overseas markets.

        Under the terms of the agreement signed on March 8, 2001, each share of Data Dimensions' common stock will convert into 0.19 of a share of Lionbridge common stock, valuing the transaction at approximately $15 million. Completion of the transaction is subject to customary closing conditions, including approval by the stockholders of Data Dimensions and the receipt of regulatory approvals. The transaction is expected to close during the second quarter.

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        "The combination of Lionbridge's globalization services with Data
Dimensions' testing, consulting, and applications maintenance services will create a complete infrastructure for software publishers and corporate IT divisions on a global scale," said Rory Cowan, CEO of Lionbridge. "We expect to lead the growing market for outsourced IT testing with broad array of up-to-date labs, service offerings, and a global presence. As software complexity increases, our testing, certification, and interoperability services will get our customers to global markets faster."

        "Our merger with Lionbridge presents a great opportunity for the clients, employees, and shareholders of Data Dimensions," said Peter Allen, Data Dimensions' president and CEO. "The Data Dimensions team will significantly further its ambition to develop a market leading position in the quality assurance and testing market. It's a natural combination of two fast-growing organizations and fuels the creation of a leader in global technology testing and interoperability services."

WEBCAST

The management of Lionbridge will hold a Webcast to discuss the planned acquisition at 3:00 p.m. PT / 6:00 p.m. EST today. Participants can access the live Webcast at http://www.lionbridge.com/march8Webcast/. The Webcast will be archived on the Lionbridge Web site.

ABOUT DATA DIMENSIONS

Data Dimensions, Inc., an international information technology (IT) services company, was founded in 1968. By combining comprehensive QA consulting services, a network of world-class test centers and an offshore applications solutions center, Data Dimensions delivers contemporary technology solutions. From legacy systems to handheld devices, Data Dimensions delivers quality assurance and testing, as well as application development and maintenance services to organizations ranging from emerging companies to the Fortune 100. Data Dimensions applies collective expertise and proven processes to help its clients achieve superior business results. For more information about Data Dimensions, or for a free Web site stress test, visit the company's Web site at www.data-dimensions.com.

VERITEST SERVICES FROM LIONBRIDGE

VeriTest is the premium provider of testing services that enable technology companies to release proven enterprise-scale applications on a worldwide basis. With datacenter-equipped labs in North America and Europe, VeriTest delivers test consulting, test plan development, and test execution services. With VeriTest services from Lionbridge, customers have a single global partner for outsourcing specialized technical services associated with global product releases, including software localization, quality testing, and logo certification. To learn more, visit www.veritest.com

ABOUT LIONBRIDGE

Lionbridge Technologies, Inc. provides global deployment services to global businesses in the technology, telecommunications, life sciences, and financial services industries. Lionbridge integrates data repository connectivity with language management technology and global

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workflow systems to create and maintain Web-based products and dynamic databases in multiple languages and cultural formats. Based in Waltham, MA, Lionbridge maintains facilities in Canada, Ireland, The Netherlands, France, Germany,
China, South Korea, Japan, Taiwan, Brazil, and the United States. To learn more, visit www.lionbridge.com.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. The forward-looking statements in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. Lionbridge's actual experience may differ materially from those discussed in the forward looking statements. Factors that might cause such a difference include the risk that Lionbridge's and DDI's businesses will not be integrated successfully; costs related to the merger; failure of the DDI stockholders to approve the merger; the termination of customer contracts prior to the end of their term; customer delays, Lionbridge's dependence on clients' product releases to generate revenues; the ability of Lionbridge to raise additional capital; the loss of a major client; the size, timing and recognition of revenue from major clients; the impact of foreign currency fluctuations (particularly with respect to the Euro) on its operating results and revenue growth; risks associated with management of growth; market acceptance of new service offerings; the failure to keep pace with the rapidly changing requirements of its clients; Lionbridge's ability to attract and retain key personnel; Lionbridge being held liable for defects or errors in its solutions; political, economic and business fluctuations in international markets; as well as risks of downturns in conditions generally, and in the information technology and software industries specifically, and risks associated with competition and competitive pricing pressures. For a more detailed description of the risk factors associated with Lionbridge, please refer to Lionbridge's Registration Statement on Form S-3 and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2000.

This press release contains forward-looking statements concerning Data Dimensions Inc.'s current expectations as to results of operations and other matters. These forward-looking statements are subject to risks and uncertainties and the Company's actual results may vary materially depending on various factors such as the overall demand for Information Technology consulting services and specifically customer demand for outsourced testing and quality assurance services, the Company's ability to keep pace with rapidly changing technology, the development of new service offerings, the loss of a major client, the dependence on clients' product releases, the management and completion of client projects, the attraction and retention of employees and successful completion of any business combination. For additional information concerning risks associated with Data Dimensions' business and operating results, see the Company's Form 10K for the most recently ended fiscal year, under the heading, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Forward Looking Statements and Associated Risks."

FILINGS WITH THE US SEC

Lionbridge Technologies, Inc. ("Lionbridge") plans to file a Registration Statement on Form S-4 with the US SEC in connection with the transaction with Data Dimensions. The Form S-4 will contain a prospectus, a proxy statement for Data Dimensions' special meeting and other documents. Data Dimensions plans to mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. The Form S-4 and proxy statement/prospectus will contain important information about Lionbridge, Data Dimensions, the merger and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the merger carefully before they make any decision with respect to the merger. A copy of the merger agreement with respect to the merger will be filed by Data Dimensions as an exhibit to the proxy statement/prospectus. The Form S-4, the proxy statement/prospectus and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus and all other documents filed with the

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US SEC in connection with the merger will be made available to investors free of charge by calling or writing to:

Jim McLendon, Vice President, Investor Relations and Corporate Development Data Dimensions, Inc.
Sterling Plaza, 3rd Fl
3535 Factoria Blvd. SE
Bellevue, WA 98006
(425) 688-1000
jim-mclendon@data-dimensions.com

In addition to the Form S-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the merger, Lionbridge and Data Dimensions are obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

Data Dimensions, its executive officers and directors, and certain of its stockholders may, under SEC rules, be deemed to be "participants in the solicitation" of proxies from stockholders of Data Dimensions with respect to the transactions contemplated by the merger agreement. Information regarding such officers, directors and stockholders will be included in the proxy statement/prospectus (when available).